Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 6, dated October 24,2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated December 3, 2021, of Landa App 2 LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented.

The purpose of this supplement is to update information regarding the Secondary Trading Platform to reflect that buyers and sellers will now pay a fee to Dalmore Group LLC. In addition to the revisions reflected in the section titled “Questions and Answers About the Offerings” of the Offering Circular below, all other references to the Secondary Trading Platform in the Offering Circular should be read to include the discussion of fees provided below.

LANDA APP 2 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

QUESTIONS AND ANSWERS ABOUT THE OFFERINGS

Q: Will I be charged any fees in connection with any trades on the Secondary Trading Platform?

Yes. Investors engaging in resales of Shares on the Landa Mobile App via the Public Private Execution Network Alternative Trading System (the “Secondary Trading Platform”) will be charged a trading fee (the “Trading Fee”). The Trading Fee will be equal to one percent (1%) of the gross proceeds of the transaction charged to the buyer of the Shares and one percent (1%) of the gross proceeds of the transaction charged to the seller of the Shares in such transaction. All Trading Fees will be paid to Dalmore Group LLC, as the broker dealer of the Secondary Trading Platform. Neither the Company nor Landa Holdings, Inc. (the “Manager”) will retain any portion of the Trading Fee. The Manager reserves the right to amend this policy, including having the Manager pay Trading Fees on behalf of the investors in the future.